June 16, 1999

VIA FACSIMILE AND FIRST CLASS MAIL
(561) 684-4986

Rick Crawford
Financial Fitness Centers Trust
1711 Worthington Road, Suite 103
West Palm Beach, Florida  33409-6407

Re:  GolfGear International, Inc.
     Subscription of Common Stock

Dear Rick:

This letter, when signed by you on behalf of Bidwell Trust ("Bidwell"), shall constitute a binding agreement to purchase up to one million shares of GolfGear International, Inc. (the "Company") common stock, restricted under Rule 144. The terms and conditions of this agreement are as follows:

1. Bidwell shall be given an option to purchase the first 500,000 shares at $0.75 cents per share. This option shall expire on August 31, 1999. Upon timely purchase of all of the shares at $0.75 per share, Bidwell shall be given an option to purchase an additional 500,000 shares at $1.00 per share. This option shall expire on October 31, 1999. In the event that Bidwell has purchased at least 50% of the shares at $1.00 per share on or before October 31, 1999, this option shall automatically be extended and expire on November 30, 1999. For each share that is purchased, the Company will issue one warrant exercisable at the same purchase price as the shares purchased and said warrant shall expire five years from date of issuance.

2. This agreement is subject to the Company's receipt of $50,000 via wire transfer by Wednesday, June 16, 1999. The
Company agrees to provide Bidwell monthly financial reports
(unaudited) and operating projections.

3. The Company shall pay to Financial Fitness Centers Trust (AFFCT@) a finder's fee for all qualified investors who are introduced to the Company as a result of its efforts and who purchase Series A Convertible Preferred Shares as more fully described in the Company's Private Placement Memorandum dated June 15,1999 ("PPM") or on any terms and conditions otherwise acceptable to the Company. This fee shall be the amount of 10% plus 2% for expenses, all due and payable upon funding.

A bonus in the form of warrants equivalent to 20% of the amount of funds received for all shares of Series A Convertible
Preferred Shares sold will be paid to FFCT. The warrants shall have a strike price of 110% of the purchase price.

If the above meets with your approval, please sign where indicated below. The only other documentation that you will receive will be a formal subscription agreement.

Sincerely,


Gary C.  Wykidal
On behalf of GolfGear International Inc.

AGREED AND ACCEPTED:

DATED:  June 16, 1999           BIDWELL TRUST


                                BY: /s/___________________________
                                            AUTHORIZED AGENT

DATED:  June 16, 1999           FINANCIAL FITNESS CENTERS TRUST


                                BY: /s/__________________________
                                           AUTHORIZED AGENT